UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 18, 2021

Commission File Number: 001-35788

ARCELORMITTAL
(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 18, 2021, ArcelorMittal published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release, dated June 18, 2021, ArcelorMittal announces sale of Cleveland-Cliffs common stock with the proceeds to be returned to shareholders via a $750 million share buyback

Exhibit 99.2	Press release, dated June 18, 2021, Designated person notification

Exhibit 99.3	Press release, dated June 18, 2021, ArcelorMittal announces closing of its second share buyback program and launching of a third US$750 million share buyback program

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release, dated June 18, 2021, ArcelorMittal announces sale of Cleveland-Cliffs common stock with the proceeds to be returned to shareholders via a $750 million share buyback

Exhibit 99.2	Press release, dated June 18, 2021, Designated person notification

Exhibit 99.3	Press release, dated June 18, 2021, ArcelorMittal announces closing of its second share buyback program and launching of a third US$750 million share buyback program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 18 June 2021

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary & Group Compliance & Data Protection Officer